June 16, 2006
VIA EDGAR AND FACSIMILE
United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	SteelCloud, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2005
Form 10-Q for the Fiscal Quarter Ended January 31, 2006
File No. 0-24015
Dear Mr. Krikorian:
     We are in receipt of your letter dated May 26, 2006 and hereby respond as follows (our responses follow your comments):
Form 10-K for the Fiscal Year Ended October 31, 2005
Revenue Recognition — page F-9
1.	We note your response to prior comment number 2, which confirms that software maintenance is provided by the software manufacturer and that you are not the primary obligator in these transactions. Your response has also identified the following’ indicators of gross reporting, credit risk, pricing latitude, supplier selection and determination of product or service. With respect to this analysis, it does not appear that you have supplier selection for the maintenance services as the services are provided by the software manufacturer. In addition, the determination of product or service is not clearly an indicator of gross reporting as you are not “primarily responsible for fulfillment” of the software maintenance; we refer you to EITF 99-19, paragraph 12. Therefore, your determination that software maintenance revenues should be reported gross appears to be based heavily on the credit risk and pricing latitude indicators, which are both weaker indicators of gross reporting. Therefore, we do not agree that these indicators are sufficient to overcome the fact that you are not the primary obligator in these transactions, which is a strong indicator of net reporting. Please revise your financial statements to report software maintenance services on a net basis.
Response — We have closely examined our third party software maintenance sales transactions for fiscal periods 2004, 2005 and the six month period ended April 30, 2006. Based on our past practice of recording revenue on a gross basis for these contracts as compared to the proposed treatment of recording these revenues net, we have concluded that the impact is immaterial to our historical financial statements both quantitatively and qualitatively. Quantitatively, we compared third party software maintenance contract revenues to total revenues for fiscal years 2004, 2005 and the six month period ended April 30, 2006. In our calculation, we also included the value associated with “support” which entitles the end user to upgrades, enhancements and help desk support provided by the vendor (and in certain cases we will provide minimal initial support). Support is sold separately and is not considered maintenance. Even with the inclusion of “support” sales in our calculation, the financial impact to prior periods is immaterial. Qualitatively, we have deemed these transactions as immaterial due to the following;

•	There are no full-time sales resources devoted to the sales of the contracts.

•	We do not advertise these products on our website or our product catalogue.

•	The inclusion of these revenues as gross does not materially impact any revenue or earnings trends.

•	The treatment would not have an impact on our profit or loss for the periods mentioned above.
Since the effect of reclassification the revenues associated with the resale of software maintenance on a net basis would be immaterial, the Company proposes to adopt net revenue reporting for both maintenance and support prospectively and therefore would not be restating the financial statements for prior periods. This prospectively adoption would be effective beginning with the Company’s third quarter, fiscal year 2006, filing.
2.	Your response to prior comment number 3 states that you classify software maintenance service revenue “as product offerings as they are sold in conjunction with the software products.” However, as these services are a separate element of the product offering, such revenue earned should be reported in the service line-item pursuant to Rule 5-03 of Regulation S-X. Be advised that Regulation S-X, Rule 5-03(b)(1), requires separate presentation in the income statement of revenues from the sale of products and revenues from the provision of services.
Response — As indicated by our response to your comment number 1, the Company will now be reporting the revenues associated with software maintenance contracts on a net basis. In addition, we are neither performing the services nor do we have any continuing obligations from these transactions. As such, there is no service being provided or service cost being incurred associated with these sales. Additionally, our vendors categorize maintenance contracts as “products” in their product listings. These factors indicate that the Company is reselling a commodity, developed and supported by a third-party vendor. Accordingly, the Company believes that revenues associated with third party software maintenance contracts should be recognized as “product” revenue on a net basis.
If you have any questions or comments please feel free to contact the undersigned at (703) 674-5530.

STEELCLOUD, INC.
By:	/s/ Kevin Murphy
	Name:	Kevin Murphy
	Title:	CFO